TMX | TSX Trust

Notice-and-Access

The Canadian securities regulators have adopted rules which permit the use of notice-and-access for proxy solicitation instead of the traditional physical delivery of material. This new process provides the option to post meeting related materials including management information circulars, as well as annual financial statements and management's discussion and analysis on a website in addition to SEDAR. Under notice-and-access, meeting related materials will be available for viewing for up to 1 year from the date of posting and a paper copy of the material can be requested at any time during this period.

Largo Inc. has elected to utilize notice-and-access and provide you with the following information:
Meeting Date and Time: June 26, 2023 at 10:00 a.m. (Toronto time)
Meeting Location: Gowling WLG (Canada) LLP, 1 First Canadian Place, 100 King Street West, Suite 1600, Toronto, Ontario, M5X 1G5
Meeting materials are available electronically at www.sedar.com and also on https://docs.tsxtrust.com/2319.

If you wish to receive a paper copy of the Meeting materials or have questions about notice-and-access please call 1-866-600-5869 or email tsxtis@tmx.com. In order to receive a paper copy in time to vote before the meeting, your request should be received by by June 15, 2023.

Please follow the instructions accompanying the Voting Instruction Form you receive with respect to returning it.

Disclosure regarding matters to be voted on may be found in the following Sections of the Information Circular.

1. Number of Directors
2. Election of Directors
3. Appointment of Auditor
4. Approval of Amended Share Compensation Plan and Approval of Unallocated Awards

You should review the Information Circular before voting.

(Detach and Retain top for your records)

Request for Financial Statements

Largo Inc.
("Largo")
2023

In accordance with National Instrument 51-102 – *Continuous Disclosure Obligations*, registered and beneficial security holders may elect annually to receive a copy of our annual financial statements and corresponding management discussion and analysis ("MD&A") or interim financial statements and the corresponding MD&A, or both.

IF YOU WISH TO RECEIVE THESE DOCUMENTS BY MAIL, PLEASE DETACH THIS PORTION AND RETURN THIS COMPLETED FORM TO:

TSX Trust Company
301 - 100 Adelaide Street West
Toronto ON M5H 4H1
Or by fax to: 416-595-9593

Rather than receiving the financial statements by mail, you may choose to view these documents on the SEDAR website at www.sedar.com.

I HEREBY CERTIFY that I am a registered and/or beneficial holder of Largo, and as such, request that my name be placed on Largo's Mailing List in respect to its annual and/or interim financial statements and the corresponding MD&A for the current financial year.

Please send me: ☐ **Annual Financial Statements with MD&A** ☐ **Interim Financial Statements with MD&A**

FIRST NAME | LAST NAME

ADDRESS | CITY

PROVINCE/STATE | POSTAL/ZIP CODE | COUNTRY

Signature of Security holder | DATE (MM/DD/YYYY)